UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 5, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

AMENDMENTS TO REGISTRATION STATEMENTS

As a consequence of the Company’s two-for-one stock split that took effect on May 20, 2005, pursuant to Rule 416(b) of the Securities Act of 1933:

(1) the Company’s Registration Statement on Form F-3 (File No. 33-77022) relating to its Dividend Reinvestment and Share Purchase Plan is hereby amended, to add to the number of common shares registered thereby 828,556 additional common shares resulting from such stock split;

(2) the Company’s Registration Statement on Form S-8 (File No. 333-13456) relating to its Incentive Stock Option Plan (1999) is hereby amended, to add to the number of common shares registered thereby 278,238 additional common shares resulting from such stock split; and

(3) the Company’s Registration Statement on Form S-8 (File No. 333-97305) relating to its Incentive Stock Option Plan (2002) is hereby amended, to add to the number of common shares registered thereby 1,446,411 common shares resulting from such stock split.

The following documents are being submitted herewith:

•	Press Releases dated June 1, 2005.
•	Press Release dated June 24, 2005.
•	Press Release dated June 29, 2005.
•	Press Release dated June 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: July 5, 2005	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge announces quarterly interest distribution for Preferred Securities

CALGARY, Alberta, June 1, 2005 — Enbridge Inc. today announced that a quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on June 30, 2005, to holders of record at the close of business on June 15, 2005.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses.

Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Contacts:

Investment Community	Media
Colin Gruending	Jim Rennie
(403) 231-5919	(403) 231-3931
e-mail: colin.gruending@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE

Enbridge acquires 100% interest in Spearhead Pipeline

CALGARY, Alberta, June 1, 2005 — Enbridge Inc. today announced it has completed its purchase of the outstanding shares in Spearhead Pipeline from BP Pipelines North America Inc.

Enbridge bought a 90% interest in what was then known as the Cushing-to-Chicago Pipeline System from BP Pipelines in 2003. Enbridge has now acquired BP Pipelines’ remaining 10% ownership in the renamed line for a cost of US$12.4 million, bringing the total purchase price to US$124.4 million. Enbridge now owns 100% of the Spearhead Pipeline.

Enbridge intends to reverse the flow of the pipeline to transport Canadian crude oil south from the company’s mainline system at Chicago to the storage and refining hub at Cushing, Oklahoma. The existing 650-mile (1050-kilometre) 22-inch and 24-inch diameter pipeline has historically operated in south-to-north service, but recently has been largely inactive. Reversing the pipeline and putting it back in service will provide Canadian crude oil producers and shippers access to markets in the Midcontinent and southern United States.

On April 29, 2005, the National Energy Board granted Enbridge regulatory approval to recover in its tolls US$10 million a year for five years on crude oil volumes related to Spearhead project. In early March 2005, the U.S. Federal Energy Regulatory Commission approved the U.S. portion of the rate structure for committed volumes on the pipeline. Enbridge has now received all necessary approvals and will expedite work on the reversal.

Enbridge expects to have the line in service during the first quarter of 2006, with an initial capacity of 125,000 barrels per day. The line could subsequently be expanded to accommodate up to 160,000 barrels per day.

“The Spearhead Pipeline exemplifies our strategy of creating additional value for our shippers by extending the reach of our pipeline system to new markets throughout the continental United States,” said Enbridge’s President & Chief Executive Officer Patrick D. Daniel. “And by reversing an existing pipeline, we can create a new oil transportation option that we can bring on stream for far less than the cost of a new pipeline.”

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Investment Community	Media
Colin Gruending	Jim Rennie
(403) 231-5919	(403) 231-3931
e-mail: colin.gruending@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE

Enbridge and CAPP agree on new five-year incentive tolling settlement to create value for pipeline shippers

CALGARY, Alberta, June 24, 2005 — Enbridge Pipelines Inc. and the Canadian Association of Petroleum Producers (CAPP) have reached agreement on the key terms of a new incentive tolling settlement (2005 ITS) to be effective January 1, 2005, to December 31, 2009. The 2005 ITS will define the methodology for calculating base tolls on the Enbridge mainline system for that five-year period. The key terms have been reflected in a comprehensive Memorandum of Understanding (MOU), which has been approved by both parties.

The 2005 ITS affects the earnings of the core component of Enbridge’s mainline system in Canada, exclusive of Line 8, Line 9, and the SEP I, SEP II and Terrace expansions, to which separate tolling methodologies apply. The 2004 earnings contribution from this portion of the mainline system was approximately $73 million.

Enbridge and CAPP both realized significant benefits under the two previous incentive tolling agreements, which covered the periods 1995 to 1999 and 2000 to 2004, and both recognized the benefits of continuing to use a negotiated incentive toll model rather than a traditional cost-of-service model. The 2005 ITS has as its foundation the National Energy Board (NEB) 2005 multi-pipeline rate of return of 9.46% and provides Enbridge with the opportunity to earn a higher rate of return by providing customers with additional value. The additional value to be provided by Enbridge includes achieving performance targets under new Service Metrics and Reliability Metric provisions, as well as continued achievement of cost savings.

The Service Metrics establish financial bonuses/penalties associated with prescribed performance targets related to crude oil quality management and predictability of scheduled deliveries. The Reliability Metric also provides for bonuses/penalties associated with optimization of system capacity.

Cost savings incentives are designed to encourage efficiencies through a continuation of the 50/50 sharing arrangement and an annual $5 million power savings guarantee for Enbridge customers, with the opportunity for Enbridge to retain 25% of realized power savings above the guarantee.

Enbridge will manage costs associated with mainline integrity programs necessary for the safety and reliability of the pipeline in exchange for a prescribed annual allowance.

The structure and provisions of the 2005 ITS have been reflected in Enbridge’s earnings per share guidance for 2005.

“Incentive tolling is a classic win-win situation, and this new incentive tolling settlement reaffirms the benefits of working cooperatively and in partnership with our customers,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge Inc. “The new metrics components are particularly noteworthy because they provide further alignment between Enbridge and our customers in working towards improvements in areas that create value for our customers: if Enbridge does well in these areas, we all benefit. Enbridge and CAPP pioneered the first incentive tolling agreement in 1995, and the 2005 ITS demonstrates continuing innovation in the customer/service provider relationship.”

The 2005 ITS is subject to approval by the National Energy Board. It is anticipated that tolls reflecting the terms of the MOU will be filed with the NEB in July. Enbridge plans to communicate details of the 2005 ITS in a public consultation to be held in early July.

Since 1995, through the cost performance sharing mechanism of the incentive tolling settlement, after-tax benefits of $107.0 million have been shared by Enbridge and its customers, approximately 53% and 47%, respectively. Customers also realized an additional after-tax benefit of $10.7 million through the power guarantee mechanism of the incentive tolling settlement.

Information about Enbridge and the 2005 ITS is available on the Company’s web site at www.enbridge.com. For more information about CAPP, see CAPP’s web site at www.capp.ca.

*                    *                    *

Enbridge will hold a conference call on June 24, 2005, at 9:30 a.m. Eastern time (7:30 a.m. Mountain time) to discuss the Incentive Tolling Settlement. Within North America, the toll-free call-in number is 1-800-638-5439. Interested parties outside North America may call (617) 614-3945. The pass code is 95307022. The conference call will be audio webcast live at www.enbridge.com/investor. An audio replay will be available shortly thereafter toll-free at 1-888-286-8010 or (617) 801-6888 using the access code 41991341; in addition, the webcast replay and transcript will be available on the website, later in the day.

*                    *                    *

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.

The Canadian Association of Petroleum Producers (CAPP) represents 150 companies that explore for, develop and produce natural gas, natural gas liquids, crude oil, oil sands, and elemental sulphur throughout Canada. CAPP member companies produce more than 98 per cent of Canada’s natural gas and crude oil. CAPP also has 125 associate members that provide a wide range of services that support the upstream crude oil and natural gas industry. Together, these members and associate members are an important part of a $75-

billion-a-year national industry that affects the livelihoods of more than half a million Canadians.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:
Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

NEWS RELEASE

Enbridge Commences Southern Access Program Open Season

Houston (June 29, 2005) — Enbridge Inc. (TSX/NYSE:ENB) and Enbridge Energy Partners, L.P. (NYSE:EEP) (the “Partnership”) today commenced an Open Season to confirm shipper support for the Southern Access Mainline Expansion and Extension Program.

The expansion consists of up to three separate phases which, in aggregate, will provide an additional 400,000 barrels per day (bpd) of crude oil capacity on the Enbridge mainline system from Hardisty, Alberta to Chicago, Illinois, at a cost of approximately US$1 billion in 2005 dollars. The Southern Access extension will involve the construction of a new 30-inch diameter 300,000 bpd pipeline from a new interconnection with the mainline system, near Chicago, to hubs at Wood River and Patoka, Illinois, at a total cost of approximately US$320 million. The Program can also be completed as a single project, at a cost savings of US$120 million.

The Canadian expansion portion of the Southern Access Program from Edmonton to the international border near Neche, North Dakota, will be undertaken by Enbridge Pipelines Inc., the Enbridge subsidiary that owns the Canadian mainline system. The U.S. portion of the expansion program, from the international border to Chicago, will be undertaken on the Partnership’s Lakehead system (the U.S. mainline system).

The Southern Access extension will be undertaken by a U.S. subsidiary of Enbridge and integrated with the U.S. mainline for rate-making purposes.

Details of the expansion and extension program are included on a fact sheet available on the Partnership’s website.

The format of the Open Season with respect to the expansion program involves shippers signifying their support by executing a letter of support for Enbridge to initiate regulatory, permitting and construction activity for one or more phases. The format with respect to the Southern Access extension involves shippers signifying their support by making five-year volume commitments on the new pipeline.

The first stage of the Open Season, from June 29 to July 25, 2005, will involve nonbinding expressions of interest in volume commitments. Following the nonbinding stage, Enbridge will review the results, consult with shippers and the Canadian Association of Petroleum Producers and, if appropriate, conduct the second, binding stage of the Open Season from August 15 to September 15, 2005.

Richard Bird, Group Vice President Liquids Pipelines for both Enbridge and the Partnership said, “The Southern Access Program is a key component of our overall plan to create value for our customers and offer growth and profitability for our investors. We are doing this by providing the additional pipeline infrastructure necessary to facilitate access to new markets for expanding supplies of crude oil from the Alberta oil sands. The Program is good for oil sands producers because it provides adequate capacity to accommodate their growing production and improves access to markets south and east of Chicago. It’s also good for U.S. refiners because it enhances their access to a secure and expanding source of crude oil supplies.”

“The Program provides our shippers with the lowest cost alternative for the capacity and market access they require, with the flexibility to phase in the capacity, as needed. We will provide the shortest possible transit times, lowest shipper investment in line-fill, minimal contractual commitments and greatest flexibility for storage and alternative delivery options.”

The Southern Access Program is complementary to a number of projects undertaken by Enbridge in the last decade to provide access to new refinery markets for growing oil sands production. Specifically, Enbridge has extended market access to Canadian crude through the Mustang joint venture from Chicago to Patoka; the Toledo System from Stockbridge, Michigan to Toledo, Ohio; and the Spearhead pipeline reversal now in progress from Chicago to Cushing, Oklahoma.

Additional information on the Southern Access Program and Open Season has been posted at www.enbridgepartners.com. Parties interested in the Open Season may also contact László Varsányi at (403) 508-3109 or Dale Burgess at (780) 420-8123.

ABOUT THE ENBRIDGE–LAKEHEAD MAINLINE SYSTEM

The Partnership’s Lakehead System and affiliate Enbridge Pipelines system in Canada are operationally integrated. Together, the systems deliver approximately two-thirds of the crude oil produced in western Canada to refinery centers in the U.S. Upper Midwest and Canada. The Lakehead System spans approximately 1,900 miles in the United States, from the international border near Neche, North Dakota, to the international border near Marysville, Michigan, with an extension across the Niagara River into the Buffalo, New York area. The system is strategically located and provides low-cost and highly reliable delivery of crude oil and natural gas liquids to premium U.S. refinery markets, including Minneapolis-St. Paul, Chicago and Detroit-Toledo. In early 2006, the Lakehead System will have access to the Cushing Terminal, one of the largest crude transportation and storage hubs in North America, via the Spearhead pipeline (now undergoing reversal by Enbridge).

ABOUT ENBRIDGE

Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.

ABOUT ENBRIDGE ENERGY PARTNERS

Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership, and its sole asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the General Partner of Enbridge Partners and holds an approximate 11 percent effective interest in Enbridge Partners.

LEGAL NOTICE

When used in this news release, words such as “anticipates”, “expects”, “plans”, “will” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to factors such as: (1) changes in the demand for, or the supply of, and price trends related to crude oil and natural gas liquids; including the rate of development of the Alberta Oil Sands; (2) changes in or challenges to Enbridge Partners’ tariff rates; (3) the effects of competition, including by other pipeline systems; (4) regulatory approvals; and (5) performance of other parties. Reference should also be made to Enbridge Partners’ filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the most recently completed fiscal year, for additional factors that may affect results. These filings are available to the public over the Internet at the SEC’s web site (www.sec.gov) and via Enbridge Partners’ web site.

CONTACTS

Open Season Contacts:
László Varsányi	Dale Burgess
Telephone: (403) 508-3109	Telephone: (780) 420-8123
E-mail: laszlo.varsanyi@enbridge.com	E-mail: dale.burgess@enbridge.com

Investor Relations Contacts:
Enbridge Partners:	Enbridge Inc.:
Tracy Barker	Colin Gruending
Toll-free: (866) EEP INFO or (866) 337-4636	(403) 231-5919
E-mail: eep@enbridge.com	E-mail: colin.gruending@enbridge.com

Media Contact:
Denise Hamsher
Telephone: (713) 821-2089
E-mail: media@enbridgepartners.com

# # #

Enbridge Southern Access Program

FACT SHEET

Expansion Program:
The expansion component of the Southern Access Program involves work on the Enbridge Inc. Canadian mainline and on the Partnership’s Lakehead System.

The Canadian expansion from Hardisty to the international border near Neche, North Dakota, involves pump modifications and tankage construction, and will be undertaken by Enbridge Pipelines Inc., the Enbridge subsidiary which owns the Canadian mainline system.

The U.S. expansion program on the Lakehead System, from the international border to Chicago, will be undertaken by Enbridge Energy Partners. Most of the expenditures by the Partnership involve the segment of the mainline between Superior, Wisconsin and Chicago. Upstream of Superior, the Program involves pump station modifications and additions. Downstream of Superior, the expansion phases involve a sequential looping of one of the two existing lines in this segment, ultimately completing a new 30-inch diameter line by completion of Phase 3, subject to shipper support for each phase.

Extension Project:
The Southern Access extension extends the Lakehead System from an interconnect of the expanded Lakehead System at Enbridge’s Spearhead Line near Chicago, to Wood River and Patoka.

The Southern Access Program                                   - Summary Table -

			Enbridge (Pipelines) Inc.	Partnership’s
			Mainline	Lakehead System	Enbridge Affiliate
	Phase	Capacity	Capital (million U.S.$)	Capital (million U.S.$)	Capital (million U.S.$)
	Mainline Expansion
Upstream of Superior	I	120	25	—	—
	II	63	18	12	—
	III	132	92	43	—

Total		315	135	55	0

	Phase	Capacity	Capital (million U.S.$)	Capital (million U.S.$)	Capital (million U.S.$)
	Mainline Expansion
Downstream of Superior	I	124	—	240	—
	II	90	—	160	—
	III	180	—	424	—

Total		394	0	824	0

Mainline Extension	IV	N/A	0	0	320

NEWS RELEASE

Enbridge to extend Gulf of Mexico infrastructure
to connect crude oil and natural gas from the Neptune field

CALGARY, Alberta, June 30, 2005 — Enbridge Inc. announced today that its U.S. subsidiary Enbridge Offshore Pipelines, L.L.C. will extend its Gulf of Mexico pipeline infrastructure by constructing both a natural gas gathering lateral and a crude oil pipeline lateral to connect the deepwater Neptune oil and gas field to existing Gulf pipelines.

“The Neptune lateral project is another positive step in our strategy of building on Enbridge’s recently acquired deepwater offshore businesses in the Gulf of Mexico,” said Dan C. Tutcher, Enbridge Group Vice President, Transportation South. “It leverages existing Enbridge gas infrastructure and also represents Enbridge’s first crude oil pipeline in the Gulf, positioning us to pursue other crude oil transportation opportunities in the region.”

Enbridge will construct and operate both a natural gas lateral that will consist of 23 miles of 12-3/4-inch diameter pipe and an oil lateral that will consist of 23 miles of 20-inch diameter pipe. The laterals, currently estimated to cost approximately US$100 million, will have the capacity to deliver in excess of 200 million cubic feet per day of gas and approximately 50,000 barrels per day of oil.

The Neptune discovery represents a major development relatively close to Enbridge’s existing Green Canyon infrastructure. The Neptune development will provide a new natural gas supply source and potential for additional supply sources for the existing Cleopatra, Manta Ray and Nautilus offshore pipeline systems, all partially owned by Enbridge. Crude oil from the Neptune development will be delivered to the existing Caesar Oil Pipeline, which connects with the Cameron Highway pipeline to Texas markets.

The Neptune field, located approximately 120 miles from the coast of Louisiana in water depths ranging from 4,200 feet to 6,500 feet, has estimated recoverable reserves in the range of 100 million to 150 million barrels of oil equivalent. BHP Billiton will be operator of the field with a 35% interest; Marathon Oil Corp. has 30%; Woodside Energy (USA) Inc., a subsidiary of Woodside Petroleum Ltd., has 20%; and Maxus (US) Exploration, a subsidiary of Repsol YPF, has 15%. Development plans, costing an estimated US$841 million, include drilling a number of subsea wells, and the wells, subsea flowlines and other production facilities will be operated by BHP Billiton on behalf of the joint venture partners.

Connection to the producer-owned production facilities is scheduled for the second quarter of 2007, with first production expected by year-end 2007.

Effective January 1, 2005, Enbridge Inc., through a wholly-owned U.S. subsidiary, acquired Shell Gas Transmission, LLC from Shell US Gas & Power LLC for US$613 million plus associated working capital. The Gulf of Mexico offshore natural gas pipeline assets, now held by Enbridge Offshore Pipelines, include ownership interests in 11 transmission and gathering pipelines in five major pipeline corridors that transport approximately 3 billion cubic feet per day. The 1,482 miles (2380 kilometres) of pipeline transport approximately half of all deepwater natural gas production in the Gulf of Mexico.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com